1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑            Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐            No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
TSMC Secondary Offering of 151.655 million ADSs at US$8.60 per share

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 8, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Secondary Offering of 151.655 million ADSs at US$8.60 per share
Hsinchu, Taiwan, R.O.C. — August 5, 2005 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that in the evening of August 4, 2005 New York time, the Company’s secondary offering of 151.655 million American Depositary Shares (ADSs) by Royal Philips Electronics (“Philips”), Taiwan Development Fund and other shareholders was priced at US$8.60 per ADS. Each TSMC ADS represents five common shares of TSMC.
Ms. Lora Ho, TSMC spokesperson, vice president and chief financial officer, noted that the success of TSMC’s secondary offering of ADSs shows the recognition by global investors of TSMC’s performance. After this successful offering, TSMC’s outstanding ADSs increased to approximately 17.3 percent from approximately 14.2 percent of its total share capital. The offering was entirely secondary shares from the above-mentioned shareholders. Both Philips and Taiwan Development Fund have agreed not to sell any more TSMC shares at least until the end of 2006 either in the Taiwan or international markets.
The offering price of US$8.60 per ADS (equivalent to NT$54.78 per common share) represents a 0.15 percent premium to the August 4, 2005 closing price of NT$54.7 for the TSMC common shares that trade on the Taiwan Stock Exchange and a 0.58 percent discount to the US$8.65 for TSMC’s ADSs that trade on the New York Stock Exchange on August 4, 2005. The TSMC ADS offering totals US$1,304 million. The underwriters also have an over-allotment option to purchase up to 22.745 million additional ADSs within 30 days.
The final prospectus relating to this offering may be obtained from Goldman Sachs & Co. at 85 Broad Street, New York, New York 10004, USA or JP Morgan Securities Inc. at 277 Park Avenue, New York, NY 10172, USA.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com